

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

June 28, 2007

<u>Via U.S. Mail and Facsimile</u>

Mr. John J. Lipinski
CVR Energy, Inc.
2277 Plaza Drive, Suite 500
Sugar Land, Texas 77479

      Re: CVR Energy, Inc.
            Amendment No. 7 to Registration Statement on Form S-1
            Filed June 5, 2007
            File No. 333-137588

Dear Mr. Lipinski:

We have reviewed your response letter and the amended filing, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/A-7 filed June 6, 2007

Prospectus Summary

Nitrogen Fertilizer Limited Partnership, page 10

1.   The first time you refer to a technical term or a term that may be unfamiliar to the
        ordinary investor, define the term or provide a cross reference to a section where
        the definition can be found. For example, we note the terms "aggregated
        adjusted operating surplus" on page 5 or "phantom unit" or "phantom points" on
        page 41.

2.   Your response to prior comment 36 indicates that the partnership has no
        distribution policy and that it has not expressed the intention to pay distributions
        at any particular rate. Your disclosure on page 5 indicating that you will be able
        to receive a quarterly distribution of $0.4313 per unit appears to disclose a
        purported distribution rate. Please reconcile or explain what the quarterly
        distribution of $0.4313 represents.

Organization Structure, page 9

3.   We note the footnote indicating that Mr. John J. Lipinsky will exchange his
        interest in Coffeyville Refining & Marketing, Inc. and Coffeyville Nitrogen
        Fertilizers, Inc. for shares of your common stock with an equivalent value.
        Please disclose in an appropriate area of the filing how that equivalent value will
        be determined.

4.   Please clarify, if true, that CVRGP, LLC does not have a direct or indirect equity
        ownership in CVR Partners LP. If true, please revise your chart to remove the
        solid line which appears to indicate that an equity ownership exits. Please also
        revise your chart to depict the nature of the relationship.

5.   If there is no direct or indirect ownership interest, please also provide a separate
        chart that depicts the economic interest of each party with an interest in CVR
        Partners, LP.

Risk Factors, page 23

Following the completion of this offering, the Goldman Sachs Funds and the Kelso Funds
will continue to control us and may have conflicts of interest with other…page 39

6.   Expand the fourth paragraph to explain why the sale of your common stock by
        Goldman Sachs Funds or Kelso Funds will result in your having to make
        distributions under the phantom unit appreciation plans.

7.   Please disclose whether the Goldman Sachs Funds and the Kelso Funds are
        contractually obligated to contribute to Coffeyville Acquisition III LLC the $10.3
        million distribution they will receive from you.

Fertilizer GP can require us to be a selling stockholder in the Partnership's initial offering
at an undesirable time or price, page 46

8.   Expand the risk factor to discuss how your sale of partnership units will impact
        your financial situation.

Use of the limited partnership structure involves tax risk. For example, if the Partnership
is treated as a corporation for U.S. income tax purposes…, page 49

9.   Your disclosure suggests that you anticipate benefiting from the Partnership's
        treatment as a partnership and that your anticipated cash distributions assume that
        you will obtain this benefit.   If that is correct, provide an opinion of counsel
        supporting that position, and provide appropriate discussion in the filing
        identifying counsel. In that regard, we refer you to Rule 436 of the Securities
        Act. Otherwise, revise so that all disclosure regarding any potential distributions
        assumes that the Partnership will be taxed as a corporation.

The Partnership may never seek to or be able to consummate an initial public offering or
one or more private placements…., page 50

10.   You state that if the Partnership never consummates a public or private offering,
        the value of your investment may be impacted. Please expand to explain how the
        value of your investment may be affected.

Dilution, page 60

11.   Please disclose why the disclosure in the second table does not give effect to the
        distribution made to existing stockholders in December 2006 and the distribution
        to be made to the stockholders in connection with the transactions.

Unaudited Pro Forma Condensed Consolidated Statement of Operations, page 63

12.   Please tell us how your pro forma adjustment (e) to "reflect the income tax
        expense related to the sale of the managing general partner interest in the
        Partnership" meets the continuing impact criteria under Rule 11-02(b)(6) of
        Regulation S-X. Refer also to Rule 11-02(b)(7) of Regulation S-X.

13.   We note that your pro forma adjustment (h) "Reflects $10 million termination fee
        in connection with the termination of the management agreements payable to
        Goldman, Sachs & Co. and Kelso & Company, L.P. in conjunction with this

offering." Please tell us why you believe this adjustment meets the continuing impact criteria under Rule 11-02(b)(6) of Regulation S-X.

14. We note your disclosure in pro forma adjustment (i) that "All information in this prospectus assumes that prior to the initial public offering, 17,500 non-vested restricted shares of our common stock will be issued to two of our directors." Please compare and contrast this with your disclosure under the Capitalization table on page 58 in footnote (4) that "The number of shares of common stock to be outstanding after the offering … excludes 17,500 shares of non-vested restricted stock to be awarded to two directors pursuant to our long-term incentive plan on the date of this prospectus."

Selected Historical Consolidated Financial Data, page 68

15. Please tell us why you have omitted the balance sheet data for the three months ended March 31, 2006 for the Successor. Refer to the Instructions to Item 301.4 of Regulation S-K , which states that " If interim period financial statements are included, or are required to be included by Article 3 of Regulation S-X, registrants should consider whether any or all of the selected financial data need to be updated for such interim periods to reflect a material change in the trends indicated; where such updating information is necessary, registrants shall provide the information on a comparative basis unless not necessary to an understanding of such updating information."

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 75

Nitrogen Fertilizer Limited Partnership, page 80

16. We have considered your response to prior comment number 19. For further clarification, please tell us how your primary beneficiary analysis under FIN 46R contemplated i) the rights of the managing general partner to cause the Partnership to pursue an initial public or initial private offering of its limited partner interests and ii) the restructuring of your interest in the Partnership through dilution of your special units to a subordinated status in connection with any initial public or private offering by the Partnership.

Liquidity and Capital Resources, page 117

17. Please tell us what you mean by the "inherent nature" of the cash flow swap in your statement that "If the unrealized portion of this obligation becomes realized during 2007 and we are required to satisfy the obligations associated with the realized losses, assuming the plant is operating in a commercially reasonable manner, we will have cash flows from operations sufficient to meet this obligation, as a result of the inherent nature of the Cash Flow Swap."

Executive Compensation, page 178

Overview, page 178

18.   Describe or provide examples of situations in which the board might "delegate to the compensation committee the authority to take actions on specific compensation matters or …for certain employees or officers."

Base Salary, page 180

19.   Please describe the aspects of the named executive officers' individual performances that were taken in consideration in determining each element of their compensation. For example, we note that in determining salary levels, the compensation committee took into account individual performance. However, you do not discuss the aspects of the individual performance that were considered.

Annual Bonus, page 181

20.   We note the statement that you "use information about industry practice in determining both the level of bonus award and the ratio of salary to bonus." Please identify the industry practice information that you took in consideration in setting the annual bonus amounts. If the industry practice information to which you refer is the peer group review discussed on page 180, please clarify this.

21.   We note that the compensation committee decided to award cash incentive bonuses to the named executive officer at the full target percentages, as set forth on page 188, based upon the review of the individualized performance and company performance as compared to expectations for the year ended December 31, 2006. Please discuss in some detail whether the performance of the named executive officers and of the company met your expectations for 2006 and how each of the named executive officers contributed to meeting such expectations.

22.   We note your disclosure that the compensation committee provided certain additional bonuses in December 2006 to the named executive officers separate and apart from the bonus percentages set forth in the named executive officers' employment agreements. You also state that, "It was the decision of the compensation committee that bonuses would be paid to partially bridge the difference between the base salaries established for the executive officers and the average compensation paid by members of our peer group of companies." Please explain this in better detail. Quantify the additional bonus paid to each executive in December. Explain why you decided to bridge the difference between your executives' base salary and the peer group's average compensation. For example, does "average compensation" of the peer group mean the base salary, or does it also include bonuses? It would appear that this "partial bridge" was

meant to make the compensation of your executives comparable to that of your peer group, irrespective of whether your executives' individual performance and resulting bonus was sufficient. Please explain.

23.   It is not clear why the need to increase future target percentage for the performance-based annual cash bonus results in an expectation that additional discretionary bonuses will not be awarded in the future. Please revise.

Equity, page 182

24.   We note the statement, "The equity incentives were negotiated to a large degree at the time of the acquisition in June 2005 in order to bring the executive officers' compensation package in line with executive at similarly situated companies." Please identify such similarly situated companies and discuss the aspects in which they were found to be similar to you.

25.   Please describe the methodology for payouts of equity based compensation, as set forth in the Coffeyville Acquisition LLC Limited Liability Company Agreement.

26.   We note that additional phantom points were awarded to each of the named executive officers. The triggering event for the award was the filing of your registration statement. Please discuss in some detail the reasons for awarding the phantom points and for setting the filing of the registration statement as the triggering event.

Nitrogen Fertilizer Limited Partnership, page 185

27.   We note that that a number of your executive officers will also provide services to the partnership and that these persons will receive all their compensation and benefits from you. Please revise to clarify whether the partnership will reimburse you for compensation and benefits attributed to services provided to the partnership. Further, clarify your involvement in the implementation of the Profit Bonus Plan referenced on page 195.

Summary Compensation Table, page 186

28.   The information you provide in the footnotes to the table relating to the dollar amounts awarded in phantom points to some of the named executive officers do not appear to coincide with the amounts disclosed in the Grants of Plan-Based Awards table. We note, for example, that you disclose in the footnotes that during the period ended December 31, 2006, Mr. John J. Lipinski received $1,495,211 in phantom units. However, in the Grants Plan-Based Awards table, you disclose that he received $4,252,562 in phantom units. Please reconcile.

The Nitrogen Fertilizer Limited Partnership, page 213

29.   Please clarify how the entities described within this discussion equate to the
        entities shown on the organizational chart on page ten. In this regard and without
        limitation, we note reference to the managing general partner as Fertilizer GP.
        However, it appears that this entity is CVR GP, LLC. We also note reference to
        CVR Special GP, LLC and CVR LP, LLC in the disclosure that are not on the
        chart.

30.   Please identify the third party valuation firm that assisted you in determining the
        fair market value of the managing general partner interest and file their consent
        to being named as an exhibit.   File also the consent of Blue Johnson and
        Associates.

31.   Provide us with copies of the price projections that were prepared in connection
        with the valuation of the managing general partner.

Description of Partnership Interest Initially Following Formation, page 215

32.   We note that the managing general partner will not be able to receive
        distributions pursuant to the incentive distribution rights unless $.43 has been
        paid for each unit quarterly. Please explain why a quarterly payment of $.43 per
        unit was selected as a triggering point.

33.   We note your disclosure that the managing general partner interest will be held
        by Fertilizer GP, as managing general partner. Please revise the caption in the
        organizational structure chart on page 10 to reference Fertilizer GP or otherwise
        clarify which entity Fertilizer GP refers to within the chart.

Initial Offering Transactions, page 215

34.   You disclose that if the Partnership consummates an initial public or private
        offering of common LP units representing limited partner interests, your special
        units will be converted into subordinated units. Please describe the accounting
        impact, if any, resulting from conversion of the special units into subordinated
        units under this sub-caption and within the footnotes to the financial statements.
        Please also clarify whether or not this feature was considered when determining
        your accounting for the contribution of the fertilizer assets to the Partnership and
        the determination of fair value of the interest to be sold to the managing general
        partner interests.

Cash Distributions by the Partnership, page 220

35.   We note from your response to prior comment number 38 that "the Company
        does not anticipate paying dividends to its shareholders for the foreseeable

future;" and your disclosure on page 220 that "Because all available cash will be distributed to us, the board of directors of Fertilizer GP has not adopted a formal distribution policy." Please clarify whether there is a difference between the term dividends referenced in your response and the distribution policy referenced in your disclosure.

(1) Organization and Nature of Business and the Acquisitions, page F-9

General

36.   Please set forth, under a separate sub-caption within this footnote, disclosure that describes the creation of the nitrogen fertilizer Partnership. Without limitation, please provide an overview paragraph that includes the following:

- The business reason for the registrant, CVR Energy, Inc., to enter into this transaction;
- The reason why the registrant's special units will be converted into subordinated units upon an initial offering by the Partnership;
- Clarification that the special units are comprised of special GP units and special LP units;
- Explanation of the terms of the put and call rights of the Partnership if an IPO is not consummated by the second anniversary of the date of the agreement. Refer the reader to your disclosure in footnote (5) surrounding your accounting for the put and call rights.

37.   We further note your disclosure under this sub-caption that "CVR intends to sell the managing GP interest to an entity owned by its controlling stockholders and senior management at fair market value prior to the consummation of this offering." Please expand your disclosure in the above requested separate sub-caption to include the purchase price and clarify what ownership percentage in the Partnership the managing general partner will acquire with its $10.6 million acquisition. In addition, please identify the third party valuation firm that was used in determining the fair value of the managing general partner interest and include a consent from this third party valuation firm as an exhibit.

38.   Please also tell us if and how the purchase price of $10.6 million takes into account i) release of the Partnership and its subsidiaries from their obligations under your credit facility and swap arrangements with J. Aron, ii) sole discretion of the managing general partner to cause the Partnership to undertake an initial private or public offering, iii) put right of Partnership to require the registrant to purchase the managing general partner interest, and iv) subordination of the special units upon consummation of an initial or private offering of common LP units representing limited partner interests.

<u>(5) Members Equity, page F-20</u>

39.   We note from your expanded disclosure in response to prior comment number 44 that you will "account for the changes in the redemption value of the shares in the period the changes occur and adjust the carrying value at the end of each reporting period with an equal and offsetting adjustment to Members' Equity." Please tell us how you considered these outstanding shares for purposes of your pro forma balance sheet presentation given that the balance attributable to these shares are eliminated upon your conversion from a partnership structure to a corporate structure.

* * * * *

<u>Closing Comments</u>

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer Goeken at (202) 551-3721 or Jill Davis, Accounting Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned, at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Davis
       J. Goeken
       C. Moncada-Terry

       <u>VIA FACSIMILE</u>
       Stuart H. Gelfold
       Fried, Frank, Harris, Shriver & Jacobson LLP
       212-859-8589